legal & compliance, llc

laura aNTHONy, esq. JOHN CACOMANOLIS, ESQ. CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. MARC S. WOOLF, ESQ. OF COUNSEL: CRAIG D. LINDER, ESQ. PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

June 30, 2017

VIA ELECTRONIC EDGAR FILING

Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed January 13, 2017
File No. 333-215239

Dear Mr. King:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 2 to the above-referenced registration statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 is marked to show changes made from the previous filing.

If the Staff has any comments regarding Amendment No. 2 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jessica Livingston/U.S. Securities and Exchange Commission
Paul Mathieson/IEG Holdings Corporation

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